Exhibit 99.1

HeadHunter Group PLC Announces Third Quarter 2020 Financial Results

MOSCOW, Russia, November 20, 2020 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) announced today its financial results for the quarter ended September 30, 2020. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Third Quarter 2020 Financial and Operational Highlights

(in millions of RUB(1) and USD(2))	Three months ended September 30, 2020	Three months ended September 30, 2019			Three months ended September 30, 2020
	RUB	RUB	Change(3)		USD(4)
Revenue	2,308	2,142	7.7%		29.0
Russia Segment Revenue	2,165	1,984	9.1%		27.2
Net Income	585	571	2.6%		7.3
Net Income Margin, %	25.4%	26.6%	(1.3	)ppts
Adjusted EBITDA(5)	1,296	1,145	13.2%		16.3
Adjusted EBITDA Margin, %(5)	56.1%	53.5%	2.7	ppts
Adjusted Net Income(5)	856	732	17.0%		10.7
Adjusted Net Income Margin, %(5)	37.1%	34.2%	2.9	ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.
(4)	Dollar translations are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2020 (RUB 79.6845 to USD 1).
(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

●	Revenue is up 7.7%, primarily due to the increase in the number of paying customers in our Russia segment across all customer segments, reflecting the gradual recovery in business activity in the third quarter of 2020 after the COVID-19 restrictions were lifted in the end of the second quarter of 2020.

●	Net income was ₽585 million, relatively flat compared to ₽571 million in the third quarter 2019, as the increase in revenue and the decrease in finance costs were offset by the increase in operating expenses related to our SPO occurring in the third quarter of 2020, and the increase in income tax expense.

●	Adjusted EBITDA is up 13.2% due to increase in revenue, and Adjusted EBITDA Margin is up to 56.1% from 53.5%, or by 2.7 ppts, as our marketing expenses declined as a percentage of revenue due to allocation of expenses.

●	Adjusted Net Income is up 17.0% and Adjusted Net Income Margin is up to 37.1% from 34.2%, due to the increase in Adjusted EBITDA, together with a decrease in finance costs, partially offset by the increase in income tax expense.

(in millions of RUB and USD)	As of September 30, 2020		As of December 31, 2019			As of September 30, 2020
	RUB		RUB		Change	USD
Net Working Capital(1)	(3,111)		(2,994)		3.9%	(39.0)
Net Debt(1) (2)	3,102		3,040		2.0%	38.9
Net Debt to Adjusted EBITDA Ratio(1)	0.8	x	0.8	x

(1)	Net Working Capital, Net Debt, and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

(2)    For the purposes of calculation of this ratio as of September 30, 2020, Adjusted EBITDA is calculated on the last twelve months basis. See calculation of the Adjusted EBITDA on the last twelve months basis elsewhere in this release.

●	Net Working Capital as of September 30, 2020 decreased by ₽117 million, or 3.9%, primarily due to an increase in trade and other payables and decrease in advances paid, caused by (i) deferral of annual D&O insurance policy prepayment to the fourth quarter of 2020; (ii) SPO-related professional services rendered in the third quarter of 2020 not paid as of the quarter-end, and (iii) an increase in payables attributable to on-line advertisement due to the timing of incurring these expenses in the period.

●	Net Debt increased by ₽62 million, or 2.0%, primarily due to cash generated from operating activities (see “Cash Flows”), which was partly offset by decrease in loans and borrowings as of September 30, 2020, due to repayments to PJSC ‘VTB Bank’ in accordance with the repayment schedule.

●	Net Debt to Adjusted EBITDA Ratio as of September 30, 2020 was 0.8x, flat compared to December 31, 2019, as our Net Debt and Adjusted EBITDA on a last twelve months basis remained flat.

“Solid performance in the third quarter confirmed the continuous recovery trend observed since April, with improved KPIs translating into revenue growth across all client and product categories” said Mikhail Zhukov, Chief Executive Officer of HeadHunter Group PLC.

“We see meaningful opportunities arising in the transforming labor market, on the back of heightened digitalization of employment patterns. While this trend has already become increasingly prevalent across the industry in recent years, the lockdown has highlighted an importance and efficiency of remote solutions and accelerated the structural transition from offline to online recruitment channels.

Whilst the final outcome remains unclear, to date we have seen the second spike of the COVID-19 disrupting business activity to a much lower extent compared to the beginning of the pandemic. Employers and job seekers seem to have at least partially adapted to the ‘new reality’ whilst the Russian Government has managed to combat the spreading of the virus without imposing harsh restrictions on the economy. As a result, we have not observed any particular negative effect on our operational and financial metrics from the second spike to date and expect to keep further growing our resilient business.”

Impact of COVID-19 on Our Operations and Financial Position

In March 2020, the World Health Organization declared the spread of COVID-19 virus a global pandemic.

We observed no specific impact of COVID-19 on our financial position as of September 30, 2020. However, our financial results for the second and the third quarter of 2020 were significantly affected. A decrease in the number of job postings and the number of new CV database subscriptions resulted in a decrease in revenues in the second quarter of 2020. As a response to a decrease in revenue, we implemented various cost-cutting initiatives, including putting all non-essential hiring on hold. In the third quarter of 2020, we saw our KPIs and revenues gradually recovering. Accordingly, we removed most of our cost-saving restrictions in the third quarter of 2020.

Our liquidity analysis based on our recent performance and current estimates shows that we have adequate resources to finance our operations for the foreseeable future. As at September 30, 2020, we were compliant with all financial and other covenants per our bank loan agreement. Based on current projections on our future performance, we expect to remain compliant with these covenants for at least 12 months from the date when this financial information was authorised for issue. In compliance with the recommendations of the authorities, we migrated to working from home from mid-March 2020, and have remained fully operational during the pandemic.

Our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19.

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations. Our operating segments include “Russia,” “Belarus,” “Kazakhstan” and other countries. As each segment, other than Russia, individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than Russia into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website, and we define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and prior to COVID-19 our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our Russia segment in 2018 and 2019 was 20.9% and 21.6%, respectively.

The number of business days in a quarter may also be affected by calendar layout in a specific year. In addition, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year (while the total number of business days in a year usually remains the same). Therefore, the comparability of our quarterly results, including with respect to our revenue growth rate, may be affected by this variance. In addition, when a calendar layout in a specific year provides for several consecutive holidays or a small number of business days between holidays or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2018 to 2020. In 2020 there is 1 business day more in the second quarter and in the total year and the same number of business days in the first, third and fourth quarters, meaning that the calendar layout in 2020 is substantially the same as in 2019, allowing for good comparability of our quarterly results:

	Number of business days			As % of total business days per year
	2020	2019	2018	2020	2019	2018
First quarter	57	57	56	23.0%	23.1%	22.7%
Second quarter	60	59	61	24.2%	23.9%	24.7%
Third quarter	66	66	65	26.6%	26.7%	26.3%
Fourth quarter	65	65	65	26.2%	26.3%	26.3%
Year	248	247	247	100.0%	100.0%	100.0%

On March 25, 2020, in response to the COVID-19 pandemic, the period from March 30, 2020 to May 11, 2020 was announced a ‘period of non-working days’ in Russia. As a result, two and 22 working days formally became non-working in the first and second quarter of 2020, respectively. However, at least some level of business activity was retained during this period, as remote work was encouraged and some sectors such as banking were functioning with limited capacity.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 76.3% and 77.4% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2019 and December 31, 2018, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year; however, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the third quarter segment external expenses in our Russia segment in 2018 and 2019 were 24.7% and 26.4%, respectively, of total Russia segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. For example, our Adjusted EBITDA margin was 46.1% for the first quarter of 2019, compared to 50.5% for the full year 2019. Our profitability is also affected by our decisions on timing of expenses, again as described above.

Contract liabilities

Our contract liabilities are affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of a previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2019 were ₽2,107 million, ₽2,041 million, ₽1,971 million, and ₽2,367 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities as discussed above. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been lowest in the fourth quarter. For example, our Net Working Capital of March 31, June 30, September 30, and December 31, 2019 was ₽(2,672) million, ₽(2,697) million, ₽(2,588) million, and ₽(2,994) million, respectively. However, for 2020 we decided not to offer customers an opportunity to renew a contract for the same price if they paid us before January 1, 2020, which was the effective date of our new price list. This resulted in some customers shifting their payments from the fourth quarter of 2019 to the first quarter of 2020 and accordingly there were lower than expected contact liabilities as of December 31, 2019. In the future, our Net Working Capital pattern will depend on whether we offer such an opportunity to our customers.

Third Quarter 2020 Results

Our revenue was ₽2,308 million for the three months ended September 30, 2020 compared to ₽2,142 million for the three months ended September 30, 2019. Revenue for the three months ended September 30, 2020 increased by ₽166 million, or 7.7%, compared to the three months ended September 30, 2019 primarily due to an increase the number of paying customers in our Russia segment. In our Other segment, revenue for the three months ended September 30, 2020 decreased by ₽15 million, or 9.4%, compared to the three months ended September 30, 2019 on the back of political turmoil in Belarus.

The following table breaks down revenue by product:

	For the three months ended September 30,			For the nine months ended September 30,
(in thousands of RUB)	2020	2019	Change	2020	2019	Change
Bundled Subscriptions	616,501	584,492	5.5%	1,718,711	1,642,467	4.6%
CV Database Access	504,234	493,409	2.2%	1,321,800	1,312,798	0.7%
Job Postings	973,618	879,272	10.7%	2,260,150	2,290,258	(1.3)%
Other value-added services	213,848	185,149	15.5%	531,784	476,860	11.5%
Total revenue	2,308,201	2,142,322	7.7%	5,832,445	5,722,383	1.9%

The following table sets forth the revenue broken down by type of customer and region:

	For the three months ended September 30,			For the nine months ended September 30,
(in thousands of RUB)	2020	2019	Change	2020	2019	Change
Key Accounts in Russia
Moscow and St. Petersburg	564,798	515,281	9.6%	1,493,220	1,443,978	3.4%
Other regions of Russia	214,301	178,432	20.1%	578,475	464,018	24.7%
Sub-total	779,099	693,713	12.3%	2,071,695	1,907,996	8.6%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	735,865	731,744	0.6%	1,779,545	1,930,182	(7.8)%
Other regions of Russia	539,058	461,140	16.9%	1,288,564	1,195,879	7.8%
Sub-total	1,274,923	1,192,884	6.9%	3,068,109	3,126,061	(1.9)%
Foreign customers of Russia segment	14,283	6,098	134.2%	42,014	36,128	16.3%
Other customers in Russia	96,949	91,774	5.6%	243,153	227,535	6.9%
Total for “Russia” operating segment	2,165,254	1,984,469	9.1%	5,424,971	5,297,720	2.4%
Other segments	142,947	157,853	(9.4)%	407,474	424,663	(4.0)%
Total revenue	2,308,201	2,142,322	7.7%	5,832,445	5,722,383	1.9%

The following table sets forth the number of paying customers and ARPC for the periods indicated:

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2019	Change	2020	2019	Change
Number of paying customers
Russia segment
Key Accounts
Moscow and St. Petersburg	4,716	4,517	4.4%	5,280	5,144	2.6%
Other regions of Russia	5,222	4,570	14.3%	5,938	5,340	11.2%
Key Accounts, total	9,938	9,087	9.4%	11,218	10,484	7.0%
Small and Medium Accounts
Moscow and St. Petersburg	72,313	68,376	5.8%	106,793	107,066	(0.3)%
Other regions of Russia	101,253	85,525	18.4%	150,950	138,743	8.8%
Small and Medium Accounts, total	173,566	153,901	12.8%	257,743	245,809	4.9%
Foreign customers of Russia segment	700	493	42.0%	1,297	990	31.0%
Total for “Russia” operating segment	184,204	163,481	12.7%	270,258	257,283	5.0%
Other segments, total	11,237	14,013	(19.8)%	19,049	21,665	(12.1)%
Total number of paying customers	195,441	177,494	10.1%	289,307	278,948	3.7%

ARPC (in RUB)
Russia segment
Key Accounts
Moscow and St. Petersburg	119,762	114,076	5.0%	282,807	280,711	0.7%
Other regions of Russia	41,038	39,044	5.1%	97,419	86,895	12.1%
Key Accounts, total	78,396	76,341	2.7%	184,676	181,991	1.5%
Small and Medium Accounts
Moscow and St. Petersburg	10,176	10,702	(4.9)%	16,663	18,028	(7.6)%
Other regions of Russia	5,324	5,392	(1.3)%	8,536	8,619	(1.0)%
Small and Medium Accounts, total	7,345	7,751	(5.2)%	11,904	12,717	(6.4)%
Other segments, total	12,721	11,265	12.9%	21,391	19,601	9.1%

•	Lifting of COVID-19 related restrictions resulted in gradual recovery in business activity during the third quarter of 2020, and the increase in the number of paying customers in all customer segments.

•	Our ARPC dynamics in the third quarter of 2020 reflects our price increases effective from 2020, as well as reduced consumption on the back of COVID-19.

o	The increase in the ARPC in our Key Accounts by 2.7% was due to an increase in the average price per unit (e.g. by 13.0% and 10.2% on average for CV database and bundled subscriptions in Moscow and St. Petersburg and Other regions, respectively, and by 21.4% and 18.4% on average for job postings in Moscow and St. Petersburg and Other regions, respectively), that was partly offset by a decline in the number of units per customer (e.g. by 7.2% and 5.8% on average for CV database and bundled subscriptions in Moscow and St. Petersburg and Other regions, respectively, and by 6.7% on average for job postings in Moscow and St. Petersburg).

o	The decrease in the ARPC in our Small and Medium Accounts by 5.2% was mostly driven by a decline in the number of units per customer (e.g. by 23.0% and 15.6% on average for CV and bundled subscriptions in Moscow and St. Petersburg and Other regions, respectively, and by 3.9% on average for job postings in Other regions), partly offset by an increase in the average price per unit (e.g. by 14.1% and 11.7% on average for CV database and bundled subscriptions in Moscow and St. Petersburg and Other regions, respectively, and by 10.2% on average for job postings in Other regions).

•	In both Key Accounts and Small and Medium Accounts, our customers in the Other regions of Russia were evidently less impacted by the COVID-19 pandemic, as restrictive measures in the regions were less severe than in Moscow and St. Petersburg.

Operating Costs and Expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽1,183 million for the three months ended September 30, 2020 compared to ₽1,092 million for the three months ended September 30, 2019, representing an increase by ₽91 million, or 8.4%.

	For the three months ended September 30,			For the nine months ended September 30,
(in thousands of RUB)	2020	2019	Change	2020	2019	Change
Personnel expenses	(649,869)	(557,037)	16.7%	(1,771,614)	(1,629,293)	8.7%
Marketing expenses	(234,768)	(292,801)	(19.8)%	(787,028)	(772,404)	1.9%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(52,873)	(47,398)	11.6%	(130,701)	(126,854)	3.0%
Office rent and maintenance	(42,390)	(48,625)	(12.8)%	(122,425)	(148,352)	(17.5)%
Professional services	(128,178)	(50,865)	152.0%	(245,048)	(295,592)	(17.1)%
Insurance expense	(46,354)	(43,624)	6.3%	(133,397)	(68,797)	93.9%
Hosting and other web-site maintenance	(11,960)	(10,893)	9.8%	(34,543)	(28,703)	20.3%
Other operating expenses	(16,428)	(40,392)	(59.3)%	(47,748)	(87,148)	(45.2)%
Total other general and administrative expenses	(298,183)	(241,797)	23.3%	(713,862)	(755,446)	(5.5)%
Operating costs and expenses (exclusive of depreciation and amortization)	(1,182,820)	(1,091,635)	8.4%	(3,272,504)	(3,157,143)	3.7%

Operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue:

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2019	Change	2020	2019	Change
Personnel expenses	28.2%	26.0%	2.2%	30.4%	28.5%	1.9%
Marketing expenses	10.2%	13.7%	(3.5)%	13.5%	13.5%	0.0%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.3%	2.2%	0.1%	2.2%	2.2%	0.0%
Office rent and maintenance	1.8%	2.3%	(0.4)%	2.1%	2.6%	(0.5)%
Professional services	5.6%	2.4%	3.2%	4.2%	5.2%	(1.0)%
Insurance expense	2.0%	2.0%	0.0%	2.3%	1.2%	1.1%
Hosting and other web-site maintenance	0.5%	0.5%	0.0%	0.6%	0.5%	0.1%
Other operating expenses	0.7%	1.9%	(1.2)%	0.8%	1.5%	(0.7)%
Total other general and administrative expenses	12.9%	11.3%	1.6%	12.2%	13.2%	(1.0)%
Operating costs and expenses (exclusive of depreciation and amortization)	51.2%	51.0%	0.3%	56.1%	55.2%	0.9%

Personnel expenses

Personnel expenses for the three months ended September 30, 2020 increased by ₽93 million, or 16.7%, compared to the three months ended September 30, 2019 primarily due to: (i) an increase in salaries due to indexation of wages effective from the beginning of 2020 and an increase in headcount from 758 as of September 30, 2019 to 800 as of September 30, 2020, and (ii) cash bonus and cash-settled share-based awards related to the SPO transaction in July 2020.

Personnel expenses increased as a percentage of revenue from 26.0% in the third quarter 2019 to 28.2% in the third quarter of 2020. Personnel expenses excluding share-based compensations and expenses related to SPO transaction in July 2020 were 24.3% of our revenue in the third quarter of 2020, flat compared to 23.9% in the third quarter of 2019. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation to the nearest IFRS measure.

Marketing expenses

Marketing expenses for the three months ended September 30, 2020 decreased by ₽58 million, or 19.8%, compared to the three months ended September 30, 2019 primarily due to the allocation of our TV advertisement and other expenses.

Marketing expenses as percentage of revenue decreased to 10.2% in the third quarter of 2020 from 13.7% in the third quarter of 2019, due to allocation of expenses.

Other general and administrative expenses

Our other general and administrative expenses consist primarily of professional services, insurance costs and office rent and maintenance costs. Our total other general and administrative expenses for the three months ended September 30, 2020 increased by ₽56 million, or 23.3%, compared to the three months ended September 30, 2019, due to mainly SPO-related professional costs in the third quarter of 2020 not occurring in the third quarter 2019, partly offset by a decrease in other operating expenses mostly due to decline in business travelling expenses on the back of COVID-19 pandemic.

Our other general and administrative expenses as a percentage of revenue increased to 12.9% in the third quarter of 2020 from 11.3% in the third quarter 2019, due to the increase in expenses related to the SPO transaction in July 2020. Excluding other financing and transactional costs and insurance cover related to IPO, our other general and administrative expenses were 9.0% of our revenue in the third quarter of 2020, relatively flat compared to 9.5% in the third quarter 2019. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation to the nearest IFRS measure.

Net foreign exchange gain

Net foreign exchange loss was ₽10 million for the three months ended September 30, 2020 compared to ₽11 million gain for the three months ended September 30, 2019. The net foreign exchange loss for the three months ended September 30, 2020 reflects mostly the foreign exchange loss on USD-denominated dividend payable, partly offset by the foreign exchange gain on the USD-denominated cash balances.

Depreciation and amortization

Depreciation and amortization were ₽187 million for the three months ended September 30, 2020 were relatively flat compared to ₽172 million for the three months ended September 30, 2019. The increase mainly relates to capital expenditures incurred in the renovation of office premises and the related acquisition of furniture and equipment.

Finance income and costs

Our finance income was ₽15 million for the three months ended September 30, 2020 compared to ₽12 million for the three months ended September 30, 2019, primarily due to a modification gain of ₽5 million caused by a change in the terms of the loan issued by PJSC ‘VTB Bank’ that was partly offset by a decrease in income from cash deposits.

Finance costs were ₽93 million for the three months ended September 30, 2020 compared to ₽145 million for the three months ended September 30, 2019. Finance costs for the three months ended September 30, 2020 decreased by ₽53 million, or 36.4%, compared to the three months ended September 30, 2019 primarily due to a gradual decrease in the Key Rate of the Central Bank of Russia over the last 12 months from 7% as of September 30, 2019 to 4.25% as of September 30, 2020 that resulted in a decrease in the interest charge accrued on our bank loan.

Income tax expense

Income tax expense for the three months ended September 30, 2020 increased by ₽73 million, or 37.9%, compared to the three months ended September 30, 2019 primarily due to increase in the effective tax rate coupled with an increase in the taxable profit.

The effective tax rate has increased to 31.1% for the three months ended September 30, 2020 from 25.1% for the three months ended September 30, 2019 mainly due to (a) non-deductible SPO-related expense occurred in the three months ended September 30, 2020 not occurring in the three months ended September 30, 2019, and (b) the reversal of provision for uncertain tax positions in the third quarter of 2019. Without the effect from the reversal in prior year and effect from non-deductible SPO-related expense in current year, the effective tax rate for the three months ended September 30, 2019 would have been 28.4% and the effective tax rate for the three months ended September 30, 2020 would have been 28.0%, respectively.

Net income, Adjusted EBITDA and Adjusted Net Income

In the three months ended September 30, 2020 compared to the three months ended September 30, 2019, our net income has increased by 2.6% to ₽585 million, our Adjusted EBITDA has increased by 19.0% to ₽ 1,363 million, and our Adjusted Net Income has increased by 26.1% to ₽922 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the nine months ended September 30,
(in thousands of RUB)	2020	2019	Change
Net cash generated from operating activities	1,948,946	1,569,252	379,694
Net cash used in investing activities	(180,524)	(493,824)	313,300
Net cash used in financing activities	(2,735,530)	(2,334,096)	(401,434)
Net increase/(decrease) in cash and cash equivalents	(967,108)	(1,258,668)	291,560
Cash and cash equivalents, beginning of period	2,089,215	2,861,110	(771,895)
Effect of exchange rate changes on cash	197,821	(63,035)	260,856
Cash and cash equivalents, end of period	1,319,928	1,539,407	(219,479)

Net cash generated from operating activities

For the nine months ended September 30, 2020, net cash generated from operating activities was ₽1,949 million compared to ₽1,569 million for the nine months ended September 30, 2019. The change between the periods of ₽380 million was primarily driven by: (i) a decrease in interest paid due to decreases in the Key Rate of Central Bank of Russia, (ii) decrease in income tax paid, and (iii) decrease in advances paid, primarily due to the deferral of the annual D&O insurance policy prepayment to the fourth quarter of 2020.

Net cash used in investing activities

For the nine months ended September 30, 2020, net cash used in investing activities was ~~P~~181 million compared to ₽494 million for the nine months ended September 30, 2019. The change between the periods of ₽313 million was mainly due to the acquisition of a 25.01% ownership interest in LLC “Skilaz” for ₽232 million in the first quarter of 2019.

Net cash used in financing activities

For the nine months ended September 30, 2020, net cash used in financing activities was ₽2,736 million compared to ₽2,334 million for the nine months ended September 30, 2019. Change between the periods in cash used in financing activities by ₽401 was due to increase in dividends paid to shareholders in September 2020, that was partly offset by repayment of the loan to an associate of the non-controlling shareholder in March 2019.

Capital Expenditures

Our additions to property and equipment and intangible assets for the nine months ended September 30, 2020 were ₽213 million, a decrease of ₽124 million compared to ₽337 million for the nine months ended September 30, 2019, primarily due to a decrease in the office renovation expenses, as we completed our office renovation project in Moscow in the second quarter of 2020, and our cost savings initiatives.

Third Quarter 2020 Financial Results Conference Call

Conference Call Information

We will host a conference call and webcast to discuss results at 9:00 a.m. U.S. Eastern Time (5:00 p.m. Moscow time, 2:00 p.m. London time) on November 20, 2020.

We recommend using the dial-in option only if you would like to ask questions. In this case please dial in at least 15 minutes prior to the call start time and clearly state the requested information. For listen only mode, please use the webcast link.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928338
UK (local):	+44 (0) 8444 819752
UK (toll free):	0800 279 6619
USA (local):	+1 646 741 3167
USA (toll free):	+1 877 870 9135
Russian Federation (local):	+7 495 249 9851
Russian Federation (toll free):	810 800 2114 4011
Conference ID:	2992016
Webcast:

https://edge.media-server.com/mmc/p/xcs64ueg

Contacts:

Investor Inquiries:

Roman Safiyulin

Phone: +7 966 005-17-82

E-mail: r.safiyulin@hh.ru

Media Inquiries:

Alexander Dzhabarov

Phone: +7 926 687-2624

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which is prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”), we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

●	“Adjusted EBITDA” as net income (loss) plus: (1) income tax expense; (2) net interest expense/(income); (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) (gain)/loss on the disposal of subsidiary; (6) transaction costs related to disposal of subsidiary; (7) expenses related to equity-settled awards, including related social taxes; (8) IPO-related costs and other income/(loss) not related to underlying business activity; (9) insurance expenses related to the IPO; (10) (income) from the depositary; (11) one-off litigation settlement and related legal costs; and (12) share of (profit)/loss of equity-accounted investees; (13) other financing and transactional costs.

●	“Adjusted Net Income” as net income (loss) plus: (1) transaction costs related to business combinations; (2) (gain)/loss on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) expenses related to equity-settled awards, including related social taxes; (5) IPO-related costs and other income/(loss) not related to underlying business activity; (6) insurance expenses related to IPO; (7) (income) from the depositary; (8) one-off litigation settlement and related legal costs; (9) share of (profit)/loss of equity-accounted investees; (10) amortization of intangible assets recognized upon the acquisition by HeadHunter Group PLC of the outstanding equity interests of HeadHunter FSU Limited from Mail.Ru Group Limited; (11) the tax effect of the adjustment described in (10); (12) (gain) or loss related to the remeasurement and expiration of a tax indemnification asset; (13) net (gain) or loss on financial assets measured at fair value through profit and loss; (14) other financing and transactional costs

●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

●	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin or Adjusted Net Income Margin as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

1 Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect changes in, or cash requirements for, our working capital needs, and

●	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use to the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded expenses incurred in connection with potential financing and strategic transactions, including IPO and SPO- related expenses that are not indicative of our ongoing expenses. We also excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity . Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measure not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the year ending December 31, 2020, the anticipated impact of the COVID-19 pandemic on our business and results of operations, the sufficiency of our resources and our ability to finance our operations for the foreseeable future, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 and our prospectus pursuant to Rule 424(b) filed with the SEC on July 16, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

(in thousands of RUB and USD, except per share amounts)

	For the three months ended September 30,			For the nine months ended September 30,
	2020	2019	2020	2020	2019	2020
	RUB	RUB	USD	RUB	RUB	USD
Revenue	2,308,201	2,142,322	28,967	5,832,445	5,722,383	73,194
Operating costs and expenses (exclusive of depreciation and amortization)	(1,182,820)	(1,091,635)	(14,844)	(3,272,504)	(3,157,143)	(41,068)
Depreciation and amortization	(187,187)	(171,704)	(2,349)	(555,497)	(505,531)	(6,971)
Operating income	938,194	878,983	11,774	2,004,444	2,059,709	25,155
Finance income	14,667	12,031	184	42,437	57,723	533
Finance costs	(92,569)	(145,481)	(1,162)	(320,066)	(470,160)	(4,017)
Net foreign exchange (loss)/gain	(10,294)	11,398	168	84,474	(24,730)	426
Share of loss of equity-accounted investees (net of income tax)	(14,030)	(3,536)	(129)	(38,776)	(8,584)	1,060
Other income	13,358	8,613	(176)	33,954	13,544	(487)
Profit before income tax	849,326	762,008	10,659	1,806,467	1,627,502	22,670
Income tax expense	(263,987)	(191,435)	(3,313)	(570,446)	(542,918)	(7,159)
Net income for the period	585,339	570,573	7,346	1,236,021	1,084,584	15,511
Attributable to:
Owners of the Company	545,198	531,399	6,842	1,127,945	982,092	14,155
Non-controlling interest	40,141	39,174	504	108,076	102,492	1,356
Comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	25,484	1,331	320	42,024	(25,591)	527
Total comprehensive income, net of tax	610,823	571,904	7,666	1,278,045	1,058,993	16,039
Attributable to:
Owners of the Company	568,013	532,754	7,128	1,164,721	958,155	14,617
Non-controlling interest	42,810	39,150	537	113,324	100,838	1,422
Earnings per share
Basic (in Russian Roubles per share)	10.8	10.6	0.14	22.5	19.6	0.28
Diluted (in Russian Roubles per share)	10.6	10.3	0.13	21.9	19.3	0.27

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

(in thousands of Russian Roubles)	September 30, 2020	December 31, 2019	September 30, 2020
	RUB	RUB	USD
Non-current assets
Goodwill	6,981,576	6,954,183	87,615
Intangible assets	2,408,527	2,733,417	30,226
Property and equipment	467,754	429,744	5,870
Equity-accounted investees	140,070	178,847	1,758
Right-of-use assets	223,757	279,249	2,808
Deferred tax assets	154,833	149,835	181
Loans issued to equity-accounted investees	14,426	–	1,943
Other financial assets	16,917	25,341	212
Other non-current assets	21,817	22,134	274
Total non-current assets	10,429,677	10,772,750	130,887
Current assets
Trade and other receivables	73,486	57,908	922
Prepaid expenses and other current assets	65,205	119,249	818
Loans issued to equity-accounted investees (current portion)	4,809	–	60
Cash and cash equivalents	1,319,928	2,089,215	16,565
Total current assets	1,463,428	2,266,372	18,365
Total assets	11,893,105	13,039,122	149,252
Equity
Share capital	8,597	8,547	108
Share premium	1,958,087	1,863,877	24,573
Foreign currency translation reserve	(68,415)	(105,191)	(859)
Retained earnings	915,122	1,587,697	11,484
Total equity attributable to owners of the Company	2,813,391	3,354,930	35,307
Non-controlling interest	43,505	33,263	546
Total equity	2,856,896	3,388,193	35,853
Non-current liabilities
Loans and borrowings	3,947,986	4,064,501	49,545
Lease liabilities	176,859	230,802	2,219
Deferred tax liabilities	450,436	512,804	5,653
Trade and other payables	6,722	4,239	84
Provisions	48,537	19,498	609
Other non-current liabilities	105,622	126,828	1,326
Total non-current liabilities	4,736,162	4,958,672	59,436
Current liabilities
Contract liabilities	2,323,073	2,367,416	29,153
Trade and other payables	900,958	780,219	11,307
Loans and borrowings (current portion)	473,571	1,064,554	5,943
Lease liabilities (current portion)	72,877	59,816	915
Income tax payable	434,505	369,974	5,453
Provisions (current portion)	69,377	26,398	871
Other current liabilities	25,686	23,880	322
Total current liabilities	4,300,047	4,692,257	53,963
Total liabilities	9,036,209	9,650,929	113,400
Total equity and liabilities	11,893,105	13,039,122	149,252

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the nine months ended

(in thousands of Russian Roubles)
	For the nine months ended September 30, 2020	For the nine months ended September 30, 2019	For the nine months ended September 30, 2020
	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	1,236,021	1,084,584	15,511
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	555,497	505,531	6,971
Net finance costs	277,629	412,437	3,484
Net foreign exchange (gain)/loss	(84,474)	24,730	(1,060)
Other non-cash items	(4,307)	3,834	(54)
Management incentive agreement, including social taxes	179,009	147,243	2,247
Share grant to the Board of Directors	16,259	7,524	204
Share of loss of equity-accounted investees, net of income tax	38,776	8,584	487
Income tax expense	570,446	542,918	7,159
Change in trade receivables and other operating assets	40,568	(146,335)	509
Change in contract liabilities	(52,575)	(94,972)	(660)
Change in trade and other payables	65,716	85,000	825
Change in other liabilities	(29,141)	156,236	(366)
Income tax paid	(570,906)	(710,947)	(7,165)
Interest paid	(289,572)	(457,115)	(3,634)
Net cash generated from operating activities	1,948,946	1,569,252	24,458
INVESTING ACTIVITIES:
Acquisition of equity-accounted investee	–	(234,729)	–
Acquisition of intangible assets	(57,570)	(71,251)	(722)
Acquisition of property and equipment	(140,255)	(245,500)	(1,760)
Loans issued to equity-accounted investees	(19,235)	–	(241)
Interest received	36,536	57,656	458
Net cash used in investing activities	(180,524)	(493,824)	(2,265)
FINANCING ACTIVITIES:
Bank loan received	4,615,000	–	57,916
Bank loan restructuring fees	(52,762)	–	(662)
Bank and other loans repaid	(5,276,447)	(1,055,000)	(66,217)
Payment for lease liabilities	(41,710)	(38,632)	(523)
Dividends paid to shareholders	(1,885,441)	(1,133,501)	(23,662)
Dividends paid to non-controlling interest	(94,214)	(106,963)	(1,183)
Contribution from non-controlling interest	44		1
Net cash used in financing activities	(2,735,530)	(2,334,096)	(34,330)
Net increase/(decrease) in cash and cash equivalents	(967,108)	(1,258,668)	(12,137)
Cash and cash equivalents, beginning of period	2,089,215	2,861,110	26,219
Effect of exchange rate changes on cash	197,821	(63,035)	2,482
Cash and cash equivalents, end of period	1,319,928	1,539,407	16,564

Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of net income to EBITDA and Adjusted EBITDA, the most directly comparable IFRS financial measure:

(in thousands of RUB)	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net income	585,339	570,573	1,236,021	1,084,584
Add the effect of:
Income tax expense	263,987	191,435	570,446	542,918
Net interest costs	77,902	133,450	277,629	412,437
Depreciation and amortization	187,187	171,704	555,497	505,531
EBITDA	1,114,415	1,067,162	2,639,593	2,545,470
Add the effect of:
Equity-settled awards, including social taxes(1)	56,929	43,956	166,963	117,062
IPO-related costs(2)	–	–	–	188,294
Insurance cover related to IPO(3)	–	39,064	54,772	61,874
Income from depository(4)	(11,637)	(8,613)	(29,141)	(13,544)
Other financing and transactional costs(5)	122,235	–	155,697	–
Share of loss of equity-accounted investees(6)	14,030	3,536	38,776	8,584
Adjusted EBITDA	1,295,973	1,145,105	3,026,660	2,907,740

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.
(2)	In connection with our initial public offering in May 2019, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.
(3)	Subsequent to and in connection with our IPO, in May 2019 we purchased a one-year D&O insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We have recently renewed the policy for the second 12-month period. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense in the second 12-month period mostly relates to our ordinary course of business.
(4)	In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.
(5)	Reflects legal, accounting and other professional fees incurred in connection with potential financing and strategic transactions that are not indicative of our ongoing expenses. In the third quarter of 2020, our other financing and transactional costs primarily consist of professional services and personnel expenses related to our SPO occurred in July 2020.
(6)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

Reconciliation of net income to Adjusted N Income, the most directly comparable IFRS financial measure:

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net income	585,339	570,573	1,236,021	1,084,584
Add the effect of:
Equity-settled awards, including social taxes(1)	56,929	43,956	166,963	117,062
IPO-related costs(2)	–	–	–	188,294
Insurance cover related to IPO(3)	–	39,064	54,772	61,874
Income from depositary(4)	(11,637)	(8,613)	(29,141)	(13,544)
Other financing and transactional costs(5)	122,235	–	155,697	–
Share of loss of equity-accounted investees(6)	14,030	3,536	38,776	8,584
Amortization of intangible assets recognized upon the Acquisition(7)	103,947	103,947	311,840	311,841
Tax effect on adjustments(8)	(20,789)	(20,789)	(62,368)	(62,368)
Net (gain)/loss on financial assets measured at fair value through profit and loss(9)	5,782	–	8,424	–
Adjusted Net Income	855,836	731,674	1,880,985	1,696,327

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.
(2)	In connection with our initial public offering in May 2019, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.
(3)	Subsequent to and in connection with our IPO, in May 2019 we purchased a one-year D&O insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We have recently renewed the policy for the second 12-month period. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense in the second 12-month period mostly relates to our ordinary course of business.
(4)	In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.
(5)	Reflects legal, accounting and other professional fees incurred in connection with potential financing and strategic transactions that are not indicative of our ongoing expenses. In the third quarter of 2020, our other financing and transactional costs primarily consist of professional services and personnel expenses related to our SPO occurred in July 2020.
(6)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.
(7)	As a result of the Acquisition, we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively.
(8)	Calculated by applying the statutory Russian tax rate of 20% to amortization of the assets recognized upon the Acquisition.
(9)	We believe that the movements in fair values of financial assets measured at fair value through profit and loss are not indicative of our underlying business performance.

Reconciliation of operating costs and expenses (exclusive of depreciation and amortization) to Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization), the most directly comparable IFRS financial measure:

	For the three months ended September 30, 2020				For the three months ended September 30, 2019
	Personnel expenses	Marketing expenses	Other general and administrative expenses	Total	Personnel expenses	Marketing expenses	Other general and administrative expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(649,869)	(234,768)	(298,183)	(1,182,820)	(557,037)	(292,801)	(241,797)	(1,091,635)
Add the effect of:								-
Equity-settled awards, including social taxes(1)	56,929	–	–	56,929	43,956	–	–	43.956
Insurance cover related to IPO(2)	–	–	–	–	–	–	39,064	39,064
Other financing and transactional costs(3)	31,984	–	90,251	122,235	–	–	–	–
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(560,956)	(234,768)	(207,932)	(1,003,656)	(513,081)	(292,801)	(202,733)	(1,008,615)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.
(2)	Subsequent to and in connection with our IPO, in May 2019 we purchased a one-year D&O insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We have recently renewed the policy for the second 12-month period. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense in the second 12-month period mostly relates to our ordinary course of business.
(3)	Reflects legal, accounting and other professional fees incurred in connection with potential financing and strategic transactions that are not indicative of our ongoing expenses. In the third quarter of 2020, our other financing and transactional costs primarily consist of professional services and personnel expenses related to our SPO occurred in July 2020.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	September 30, 2020	December 31, 2019
Trade and other receivables	73,486	57,908
Prepaid expenses and other current assets	65,205	119,249
Contract liabilities	(2,323,073)	(2,367,416)
Trade and other payables	(900,958)	(780,219)
Other current liabilities	(25,686)	(23,880)
Net Working Capital	(3,111,026)	(2,994,358)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

Calculation of our net debt is presented in the table below:

(in thousands of RUB)	September 30, 2020	December 31, 2019
Loans and borrowings	3,947,986	4,064,501
Loans and borrowings (current portion)	473,571	1,064,554
Cash and cash equivalents	(1,319,928)	(2,089,215)
Net Debt	3,101,629	3,039,840

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA.

Calculation of Adjusted EBITDA on the last twelve months basis as of September 30, 2020:

(in thousands of RUB)	RUB
Adjusted EBITDA for the year ended December 31, 2019	3,930,747
Less Adjusted EBITDA for the nine months ended September 30, 2019	(2,907,740)
Add Adjusted EBITDA for the nine months ended September 30, 2020	(3,026,660)
Adjusted EBITDA on the last twelve months basis	4,049,667